UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70643

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vistia Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9380 Station Street, Suite 225
(No. and Street)

Lone Tree	CO	80124
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	201-401-0975	shayes@vistia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/09	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vistia Capital, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer & FinOp

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VISTIA CAPITAL, LLC

Financial Statements and Reports of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2026

Vistia Capital, LLC
Table of Contents
June 30, 2026

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vistia Capital, LLC as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vistia Capital, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vistia Capital, LLC's management. Our responsibility is to express an opinion on Vistia Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vistia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Vistia Capital, LLC's financial statements. The supplemental information is the responsibility of Vistia Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Vistia Capital, LLC's auditor since 2022.

Celeste, Texas
September 22, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Vistia Capital, LLC
Statement of Financial Condition
June 30, 2026

ASSETS		
Cash	$	581,405
Accounts receivable		14,008
Due from affiliate		115
Prepaid expenses		144,437
Right-of-use asset		446,834
Security deposit		4,071
Property and equipment, net of accumulated depreciation and amortization of $36,018		64,302
Total Assets	$	1,255,172
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	37,923
Payable to Parent		6,117
Deferred income		10,000
Operating lease liability		467,871
Total Liabilities		521,911
MEMBER'S EQUITY		733,261
Total Liabilities and Member's Equity	$	1,255,172

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Operations
For the Year Ended June 30, 2026

Revenues	
Private placement commissions	$ 8,606,356
Reimbursement of expenses	31,070
Interest	14,236
Total revenues	8,651,662
Expenses	
Compensation and related expenses	3,338,271
Commissions paid to other broker-dealers	604,930
Marketing and promotion	59,221
Occupancy and equipment	129,991
Professional fees	341,096
Regulatory fees	82,755
Technology and communications	163,127
Travel and entertainment	80,578
Other expenses	31,217
Total expenses	4,831,186
Net income	$ 3,820,476

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2026

Balance, June 30, 2025	$	201,815
Net income		3,820,476
Capital contributions from member		839,037
Distributions to member		(4,128,067)
Balance, June 30, 2026	$	733,261

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Cash Flows
For the Year Ended June 30, 2026

Cash Flows from Operating Activities	
Net income	$ 3,820,476
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,296
Change in operating assets and liabilities:	
Decrease in accounts receivable	2,492
Increase in due from affiliate	(115)
Increase in prepaid expenses	(18,151)
Decrease in right-of-use asset	24,777
Increase in security deposit	(4,071)
Decrease in accounts payable and accrued expenses	(145,181)
Increase in payable to Parent	2,309
Increase in deferred income	10,000
Decrease in operating lease liability	(3,740)
Net cash provided by operating activities	3,706,092
Cash Flows from Investing Activities	
Purchase of property and equipment	(54,015)
Net cash used in investing activities	(54,015)
Cash Flows from Financing Activities	
Capital contributions from member	839,037
Distributions to member	(4,128,067)
Net cash used in financing activities	(3,289,030)
Net increase in Cash	363,047
Cash, Beginning of Year	218,358
Cash, End of Year	$ 581,405

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

Noncash Lease Activity:
During the year ended June 30, 2026 the Company commmemced a new operating lease that included a three-month rent abatement period. In connection with the lease, the Company recognized a right-of-use asset of $471,611 and a related operating lease liability of $471,611 as a noncash transaction.

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Vistia Capital, LLC (the Company) was organized in July 2020, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of GM417 Holdings, Inc. (Member or Parent), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company’s customers are primarily individuals located throughout the United States.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.I 7a-5. The Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which consists primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company has identified its President as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions and other revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Reimbursed Expenses

Reimbursed expenses typically include costs incurred by the Company on behalf of others and are marked up to allow for administrative costs. These expenses are included in revenue because the Company is considered the principal in these transactions, as it controls the goods or services before they are transferred to the customers. The Company recognizes reimbursements as the related expenses are incurred. Reimbursed expenses totaled $31,070 for the year ended June 30, 2026.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on property and equipment range from two to seven years.

Leasehold improvements are recorded at cost and amortized over the shorter of the estimated useful life or the remaining life of the Company's commercial office lease using the straight-line method.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the federal and state corporate tax returns of its Parent; therefore, federal and state income taxes are not payable by or provided for by the Company.

Leases

The Company leases corporate office space under a non-cancelable lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company has $6,117 payable to the Parent at June 30, 2026, primarily to reimburse the Parent for funds the Company received which belong to the Parent.

NOTE 4. LEASES

On March 1, 2021, the Company accepted assignment of a commercial lease agreement between The Move, LLC and its Parent, which expired on August 31, 2024 and was extended on a month-to-month basis through December 31, 2025.

The Company signed a long-term commercial lease agreement for new space on August 4, 2025 for a term of 90 months, commencing on January 1, 2026 and expiring on June 30, 2033.

The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of June 30, 2026:

Operating Lease	
Right-of-use-asset	$ 446,834
Lease liability	$ 467,871

The discount rate used on the operating lease was 7.19%.

The maturities of the lease liability as of June 30, 2026, are as follows :

Year ending June 30,		
2027	$	60,496
2028		83,081
2029		85,571
2030		88,131
2031		90,796
2032		93,497
2033		96,302
Future minimum lease payments		597,874
Less: Imputed Interest		(130,003)
Total lease liabilities	$	467,871

Total lease cost for the year ended June 30, 2026 was $129,991 including common area maintenance and real estate taxes and is reflected in the accompanying statement of operations as occupancy and equipment.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026 the Company had net capital of $506,328 which was $501,323 in excess of its minimum required net capital of $5,005. The Company's net capital ratio was 0.15 to 1.

NOTE 6. CONCENTRATION OF CREDIT RISK AND REVENUE

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2026 cash balances exceeded federally insured limits by $331,405.

Two of the Company's registered representatives generated approximately 58.5% of the Company's total revenues and accounted for approximately 42.7% of the Company's compensation and related expenses for the year ended June 30, 2026.

NOTE 7. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company. However, the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations or cash flows of the Company.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2026, through September 22 2026, the date the financial statements were available for issuance.

Supplemental Information

Vistia Capital, LLC
Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2026

COMPUTATION OF NET CAPITAL		
Total member's equity	$	733,261
Less non-allowable assets:		
Accounts receivable		14,008
Due from affiliate		115
Prepaid expenses		144,437
Security deposit		4,071
Property and equipment, net		64,302
Net capital	$	506,328
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	37,923
Payable to Parent		6,117
Deferred income		10,000
Operating lease liability		21,037
Total aggregate indebtedness	$	75,077
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness)	$	5,005
Excess net capital	$	501,323
Ratio of aggregate indebtedness to net capital		.15 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company’s corresponding unaudited June 30, 2026 FOCUS Report, Part IIA, Form X-17a-5, as amended. Accordingly, no reconciliation is necessary.

Vistia Capital, LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2026

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Vistia Capital, LLC
Supplemental Schedule III
Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2026

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vistia Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vistia Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vistia Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 22, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

EXEMPTION REPORT

Vistia Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Vistia Capital, LLC

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign:______________________________Date:__09/22/26___________________

Susan Hayes
Chief Financial Officer & FinOp
SEC Filing #8-70643
FINRA CRD #311342